UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal annual year ended September 30, 2022

Shackelford Pharma Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada

(State or Other Jurisdiction

of Incorporation or Organization)

N/A
(I.R.S. Employer Identification Number)

PO Box 10026 Pacific Centre South, 25th Floor, 700
West Georgia Street, Vancouver, B.C. V7Y1B3
(Full Mailing Address of Principal Executive Offices)

(888) 377-4225

(Registrant's Telephone Number, Including Area Code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" or "our company" refer to Shackelford Pharma Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Reporting Currency

Our reporting currency is the Canadian dollar ("CAD"), and all amounts herein are expressed in Canadian dollars unless otherwise stated.

Item 1. Business

Company Overview

Shackelford Pharma Inc. ("Shackelford" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 19, 2018.  In April 2022, the Company moved its corporate office location to 700 W Georgia Street, 25th Floor Vancouver, British Columbia from its previous corporate office location at Suite 1000-355 Burrard Street, Vancouver, British Columbia, Canada.

The Company has one wholly owned subsidiary, Shackelford Pharma USA Inc. ("Shackelford USA"), a corporation organized under the laws of the State of Colorado. Shackelford USA's head office is located at 2257 South Broadway, Denver, Colorado, USA, 80210.

Our Business

The Company is a clinical-stage biopharmaceutical company dedicated to developing, seeking regulatory approval for and commercializing medicines addressing epilepsy and related neurological disorders. Discovered in the 1990's, the endocannabinoid system is an important biological system involved in regulating many processes including immune responses, metabolism, and memory, among many others. Consequently, the Company believes that drugs that address this system could have application in the treatment of a variety of epileptic conditions. We have leveraged the real-world experience of Dr. Shackelford's clinical practice to guide our development decisions. Our first drug candidate is for the treatment of seizure disorders, either alone or in combination with other drugs.

Dr. Shackelford is supported by an expert research and development, medical and pharmaceutical team with a wealth of experience in end-to-end drug development (including preclinical neuroscience, toxicology, clinical research and development, clinical operations, project management, regulatory and medical document submission preparation, and formulation development), commercial operations, and marketing, to manage the development and commercialization of pharmaceutical products. It is the intention of the Company to be a trusted provider of medical solutions for healthcare professionals, regulatory agencies, payors, and the patients for whom our therapies will be prescribed.

The Company's goal is to become the global leader in the development and commercialization of regulated endocannabinoid focused therapies that:

• address significant unmet medical needs;

• meet the regulatory requirements of the pharmaceutical industry;

• comply with the legal and regulatory environments in major markets;

• provide clinicians with the confidence to treat their patients

Since inception, the Company has continued to evolve its business as it matures and gains further insights into its opportunities. Shackelford is focused on the development of pharmaceutical products as approved by the United States Food and Drug Administration ("FDA"). Six different therapeutic areas were identified from Dr. Shackelford's real-world experience. Those six areas were refined and prioritized to initially focus on epilepsy.

Management also recognizes the value of developing strong and durable global brands to establish a connection with physicians, patients, and consumers. The Company initially aims to create a corporate brand based on the extensive clinical experience and reputation of Dr. Shackelford and other Company employees.

Our Products and Services

Dr. Alan Shackelford has a history of pioneering in Epilepsy. His clinical experience and insights are the foundation of our company and our epilepsy drug development program. Dr. Shackelford's treatment of a young girl with Dravet Syndrome thrust him into the national spotlight as the success of his treatment was highlighted in a CNN documentary. Dr. Shackelford went on to treat many different epileptic disorders targeting the endocannabinoid system. His success has led the Company to pursue the development of its first compound SP1707.

SP1707

SP1707 is the development name/number of the Company's first drug candidate undergoing clinical development. SP1707 is being developed, ultimately, as a proprietary, long-acting oral cannabinoid formulation that is amenable to being dosed once daily in patients.  The initial Phase 2 study of SP1707 in epilepsy patients will use an immediate-release oral formulation of SP1707.

The Company has hired an experienced Chemistry, Manufacturing, and Controls ("CMC") expert to oversee the development of this proprietary formulation. There is a risk that we may not achieve a novel formulation and that could affect our future development and commercialization plans. The Company intends to have this extended-release, proprietary formulation ready in time for our Phase 3 trial(s). A bridging study, comparing our original immediate-release formulation (to be used in our Phase 2 trial) to the novel proprietary long-acting formulation will be conducted once prototype(s) of the novel formulation are available.

Shackelford conducted a structured request for proposal process in 2022 evaluating multiple Contract Development & Manufacturing Organizations ("CDMOs") for the development and manufacturing of SP1707. The Company has entered into an agreement with its chosen CDMO partner, for the manufacture of Phase 2 clinical trial supplies.  The Company has not signed any agreements related to the formulation development of the targeted final proprietary extended-release formulation.  Currently, the Company is using a several-prong approach to select its partner for the development of this final formulation.

Pre-Clinical Development and Real-World Experience

SP1707 underwent a series of pre-clinical trials to test its effectiveness in epilepsy animal models. SP1707 was successful at achieving results that warranted this drug candidate being moved forward in the development process.

The Company also evaluated patient data from Dr. Shackelford's real-world experience and discovered that similar human dose equivalents effective in the Company's animal trials were also effective at significantly impacting patients suffering from epilepsy in many patients. The Company is initially focusing on a specific seizure type for its first indication for SP1707. This indication is backed by ~356 patient treatment years of data.

Dr. Shackelford's real-world experience shows that in adult and pediatric patients with a specific seizure type, patients taking his cannabinoid-based treatment for at least one year resulted in significant positive outcomes.

While this real-world experience is on a relatively small data set, this data gives the Company a strong reason to believe that it is on the right path to develop its first drug candidate SP1707 that can potentially transform the way patients suffering from this devastating seizure type, across adult and pediatric seizure disorders, are treated. Our next step, once additional capital is raised, is to observe this treatment in a larger, more rigorous clinical study and to report the results.

The combination of the animal data and real-world experience in patients has given the Company confidence to move SP1707 into the next phase of development - into human clinical trials.

Regulatory Strategy

The Company will be pursuing development of pharmaceutical products in accordance with FDA and other Regulatory Agency guidelines and regulations. The Company intends to follow pharmaceutical regulations set forth in other jurisdictions and it may register products with Health Canada for the Canadian market, the European Medicines Agency for the European Union, and the TGA for Australia.

The FDA has, to date, approved the marketing application for the following cannabinoid derived drugs: cannabidiol, dronabinol, and nabilone.

Shackelford intends to utilize a streamlined U.S. FDA regulatory strategy for SP1707 approval commonly known as a Section 505(b)(2) NDA.  The 505(b)(2) pathway allows companies to rely in part on the FDA's findings of safety and efficacy for a previously approved product and to supplement these findings with a more limited set of their own studies to satisfy FDA requirements, as opposed to conducting the full array of preclinical and clinical studies that would typically be required. The applicant may rely upon the FDA's findings with respect to certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for certain label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.  The Company believes it is eligible to use the 505(b)(2) pathway for SP1707.

Clinical Trials

The Company has conducted a pre-IND meeting with the FDA in Sept 2022 and has received important input into expectations for our upcoming IND submission and the planned Phase 2 clinical trial. We believe the feedback from the FDA reduces the risk that the Company does not receive FDA approval to begin its Phase 2 clinical trial when the Company submits its IND application, which we expect to do in 2023. Upon meeting the requirements of the FDA for an IND, the Company plans to enter a Phase 2 trial in 2023. This proof-of-concept trial is being designed to test SP1707 in patients suffering from epileptic seizures. In parallel to this safety and efficacy study, the Company plans to complete a clinical formulation screening / pharmacokinetic ("PK") bridging study, in order to facilitate novel formulation selection for the pivotal Phase 3 program. Upon successful conclusion of the Phase 2 and formulation screening / PK bridging studies, the Company will progress additional preparatory enabling activities required for its pivotal Phase 3 trial(s).

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public website maintained by the US National Institutes of Health. Information related to the product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed for up to two years if the sponsor certifies that it is seeking approval of an unapproved product or that it will file an application for approval of a new indication for an approved product within one year. Competitors may use this publicly available information to gain knowledge regarding the design and progress of our development programs.

Intellectual Property

The Company has hired a reputable intellectual property firm as their IP counsel, who worked with the Company's management team to conduct an IP landscape review and a subsequent Freedom to Operate Opinion ("FTO"). The FTO was received in Q2 2022. Subsequently, Shackelford submitted a provisional patent application related to the use of SP1707 for the treatment of seizure disorders, either alone or as adjunctive therapy.  This application included supportive preclinical data and real-world experience.

Employees

We currently have 3 full-time employees and 26 contracted individuals who are providing their services as independent consultants.

We currently engage contractors and plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Property

The Company does not currently own, rent or lease any property. The Company may enter into a lease agreement for office space in the future; however, no assurance can be provided that this will occur. The Company currently has no plans to acquire any real property.

Competition

The biotechnology and pharmaceutical industries are subject to rapid and intense technological and regulatory change. We face, and will continue to face, competition in the development and marketing of our product candidates from other biotechnology and pharmaceutical companies, medical research institutions, government agencies and academic institutions. Some of these competitors can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require capital for research and development, regulatory compliance advice and expertise, marketing, sales, and support. The Company may not have sufficient resources to maintain research and development, marketing, sales, and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

Despite having more than 25 approved epilepsy medications available in the US, about 36%1 of people with epilepsy still experience uncontrolled seizures. Many of these medicines have significant undesirable side-effects that can seriously affect the patients' quality of life. Importantly, for many epilepsy patients, the suffering they endure goes well beyond seizures. They struggle with depression, impaired cognition, impaired brain development or even reversal of development progress in children. Regular seizures cause brain damage and can lead to patients needing to have sections of brain surgically removed.

We believe there is an opportunity to provide a better treatment option for patients with seizure disorders. Shackelford's drug candidate SP1707 is being developed for the treatment of acute and chronic seizure disorders, either alone or as adjunctive therapy.

Competition may also arise from, among other things:

  other drug development or product technologies;
  methods of preventing or reducing the incidence of disease, including gene modifying therapy, in diseases or ailments that we target with our products; and
  new or other classes of therapeutic agents that render our products uncompetitive or obsolete.

1 "Examining the Economic Impact and Implications of Epilepsy", The American Journal of Medical Care, February 2020, https://www.ajmc.com/view/examining-the-economic-impact-and-implications-of-epilepsy

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Results from Operations for years ended September 30, 2022 and 2021

	Year ended September 30,
	2022	2021
	$	$
Research and development	(3,082,830)	(1,809,040)
General and administration	(3,869,178)	(1,690,930)
Other income/(loss)	16,658	(20,164)
Net loss	(6,935,350)	(3,520,134)

To date, we have not generated any revenues from planned operations.

For the year ended September 30, 2022, we reported a net loss of $6,935,350 ($0.15 loss per share) compared to a net loss of $3,520,134 ($0.09 loss per share) for the year ended September 30, 2021.

Research and Development ("R&D") Expenses

R&D expenses of $3,082,830 were incurred during the year ended September 30, 2022, compared with $1,809,040 incurred during the year ended September 30, 2021. The increase in R&D expenses in the current period is primarily attributable to:

  Increase in chemistry and formulation, manufacturing, as well as discovery and pre-clinical and regulatory expenses associated with the development of our product candidates
  Increased consulting expense as we build out our R&D team to support advancing our candidates into clinical studies.

General and administrative ("G&A") Expenses

G&A expenses of $3,869,178 were incurred during the year ended September 30, 2022, respectively, compared with $1,690,930 incurred during the year ended September 30, 2021. The increase in G&A expenses in the current period is primarily attributable to:

  $2,190,574 increase in stock-based compensation expense

Liquidity and Capital Resources

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, initiating preclinical and clinical studies, providing administrative support to R&D activities, which has resulted in an accumulated deficit of $12.3 million as of September 30, 2022.

We are a development stage company and do not earn any revenues from our drug candidates. Accordingly, the Company is dependent on the external sources of capital as its sole source of operating working capital. The continuation of our research and development activities for our candidates is dependent upon our ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the company, or at all.

Cash Position

As at September 30, 2022, we had a cash balance of $2.07 million, compared to $6.12 million at September 30, 2021 and working capital at September 30, 2022 was $1.88 million, compared to a working capital of $5.89 million at September 30, 2021.

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional R&D expenses, including expenses related to drug discovery, chemistry, manufacturing and controls, preclinical testing, clinical trials, and operating expenses associated with supporting these activities. It is expected that negative cash flow operations will continue to such time, if ever, that we receive regulatory approval to commercialize any of our products under development and such revenues from any such products should exceed our expenses at that time.

Contractual Obligations

Intellectual Property - Ramot Tel Aviv University License

On January 21, 2020, the Company entered into an option agreement (the "Option Agreement") to receive an exclusive, worldwide license (the "License") from Ramot Tel Aviv University Ltd. ("Ramot") related to the prevention and reversal of age-related cognitive decline by ultra-low doses of tetrahydrocannabinol.  Pursuant to the Option Agreement, the Company had a period of three months, in consideration for which the Company paid Ramot US$5,000 per month for a three month period, to arrive at terms and conditions satisfactory to each party for the grant of the License (the "License Agreement").  On August 9, 2020, the Company signed a license agreement with Ramot (the "Ramot License Agreement"). As at the date the License Agreement was signed, $21,345 (US$15,000) had been paid toward the option payments. The remaining unpaid balance of the one time license fee of US$30,000, which was reduced by the option payments of US$15,000 noted above, was paid on the date of signing the Ramot License Agreement and totalled $19,598 (US$15,000). The Company also accrued reimbursable patent costs of $58,241 which are payable to Ramot pursuant to the Ramot Licence Agreement.

On March 26, 2022, the Company provided a notice of termination to Ramot to terminate the Ramot License Agreement, and on the same date, Ramot responded with a letter confirming the termination of the Ramot License Agreement. As a result, the Company recorded a non-cash impairment of $92,632 on the intangible asset during the year ended September 30, 2022, resulting in a net book value of $nil as at September 30, 2022.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. As at Septemeber 30, 2022, the Company had an accumulated deficit of $12.3 million and it expects to incur further losses in the development of its business. These factors indicate the existence of material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, general and administrative, and other expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing during the period ended September 30, 2022, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Critical Accounting Policies and Estimates

The significant accounting policies of the Company are described in note 3 of our audited financial statements for the year-ended September 30, 2022, under Item 7. of this Annual Report.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Item 3. Directors, Executive Officers, and other Significant Executives

The table below sets forth our directors and executive officers of as of the date of this Annual Report.

Name	Position	Age	Term in Office	Approximate Hours per Week for Part Time Employees
Mark Godsy	Chief Executive Officer & Director	66	since inception	n/a
Dr. Alan Shackelford	Director	72	since inception	n/a
Kathleen Cantagallo	Director	64	02-Dec-21	n/a
Dr. Susan Learned	Head of Research & Development[1]	53	14-Nov-21	20
Christopher Clark	Chief Financial Officer	51	15-March-21	20

1 Not a named officer of the company; consultant acting in the position as disclosed in the table above

Business Experience

Mark Godsy, LLB. Founder, Chief Executive Officer and Director

Mark is a seasoned and successful biotechnology and technology entrepreneur. Mark has started or co-founded many successful companies, including two multi-billion dollar valuation biotech firms - ID Biomedical, which became Canada's largest vaccine company and the fifth-largest vaccine company in the world; and Angiotech Pharmaceuticals, which created the first coated stent, which has gone on to save tens of millions of lives.

Mark began his career as a lawyer, having first practiced law for approximately four years in Vancouver, BC, Canada. He subsequently served in a variety of corporate positions with early and mid stage growth companies, acting as CEO, CFO, director, chairman, or advisor, depending upon the need and interest of the venture. These roles covered many sectors but emphasised the health and wellbeing of people and the planet. Mark is passionate about building teams and realizing synergies that can help create great results. He has also been involved in mentoring programs for CEOs of junior biotechs, as well as law students, and he is frequently approached to do the same for budding entrepreneurs.

Mark is currently the Chairman and CEO of Naqi Logix Inc., a revolutionary technology platform that transforms our inconspicuous micro-gestures into instant commands to control all IOT devices. Since 2015, he has served as Executive Chairman of Exro Technologies., a company focused on improving the efficiency of electric motors and generators He also currently serves as Chairman of Code Zero, a technology company focused on developing an IOT platform that allows devices with different architectures to communicate with one another. He serves on the advisory board for the Faculty of Law at McGill University and holds a BA from the University of British Columbia and a law degree from McGill and is a non practising member of the Law Society of British Columbia.

Alan Shackelford, MD. Founder, Director

Dr. Shackelford is a Harvard Medical School trained internist and researcher who is one of the world's foremost authorities on the clinical uses of cannabis. Over the last decade, through his clinic in Colorado, Dr. Shackelford has successfully treated thousands of patients suffering from a variety of medical ailments. He has been widely interviewed by media and has been featured in numerous television programs related to his knowledge in medical cannabis. As a thought leader, he has been invited to speak and educate numerous state government agencies on establishing structures and rules governing medical cannabis programs. Dr. Shackelford received his B.A. from Grinnell College and graduated from the University of Heildelberg School of Medicine in Germany, completing his internship, residencies and fellowship training through the Harvard Medical School.

Over the last 12 years, Dr. Shackelford has consulted with thousands of patients for whom medical cannabis has proven to be beneficial and has worked with government agencies in a number of American states and in several  other  countries  on  establishing  structures  and  rules  governing  medical  cannabis programs. In addition to his medical practice, he also serves as a physician member of the Board of Medicine of the state of Colorado.

Kathleen Cantagallo, Director

Kathleen's 30+ years of Life Science Industry experience spans all phases of pharmaceutical product development, from Phase I-IV, across a variety of therapeutic areas. She has held numerous leadership roles ranging from Global Director of Investigational Products, Director of Planning and Strategy for Neuroscience Therapeutics, Global Product Director, and Global Product Vice President at Astra Zeneca plc. Her work and leadership accomplishments include successful development of portfolio assets including regulatory submissions and negotiations, product approval, launch and commercialization at Astra Zeneca plc.

Currently, Kathleen is the CEO of Drug Development Strategic Consulting, LLC, VP of Alliances at RheoTek Medical, and a Strategic Business Advisor at the University City Science Center in Philadelphia.

Dr. Susan Learned, M.D., Pharm.D., Ph.D. Head of Research and Development

Susan is an extremely accomplished research scientist, medicines developer and pharmaceutical executive with 25+ years of pharmaceutical industry experience spanning all phases of drug discovery and development.  Susan most recently was the SVP of Global Medicines Development at Indivior, accountable for all discovery, development and life-cycle management strategy and operations across Indivior's portfolio, as well as key supportive functions.  Prior to this, she spent nearly 20 years with GlaxoSmithKline, including roles as VP, Medicines Development Lead and Franchise Head, Stiefel, VP and Head, Discovery Medicine Unit in Shanghai, China, Head of Neuroscience Discovery Scientific Licensing for Worldwide Business Development, and Head of Neuroscience Discovery Medicine, North America.  Susan has led or been an integral part of more than 60 successful NDAs, sNDAs, and global regulatory submissions.

Christopher Clark, CPA, CA, Chief Financial Officer

Chris brings 25+ years finance and accounting experience to Shackelford. He also continues to hold the role of CFO at Neovasc (TSX, NASDAQ: NVCN) since April 2007. Chris received his CA designation from ICAEW, articling with KPMG before moving to Canada in 1998. He has an honors degree in Economics from Swansea University and pursued post graduate studies at Keble College, Oxford.

Involvement in Certain Legal Proceedings

Our Chief Financial Officer, Chris Clark, is also the Chief Financial Officer of Neovasc Inc (TSX, Nasdaq: NVCN), and is a director and chairman of the audit committee of Aequus Pharmaceuticals Inc (TSXV:AQS).

Neovasc Inc ("Neovasc")

Shareholder Class Action Litigation (Appeal Pending)

On November 5, 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc, Fred Colen, Neovasc's CEO, and Christopher Clark, Neovasc's CFO: Gonzalez v. Neovasc Inc., et al., Case No. 7:20-cv-09313 (S.D.N.Y.) (the "Gonzalez Action").  The complaint in the Gonzalez Action purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between November 1, 2019 and October 27, 2020, inclusive.  On November 25, 2020, a second putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc and Messrs. Colen and Clark: Siple v. Neovasc Inc., et al., Case No. 1:20-cv-09948 (S.D.N.Y.) (the "Siple Action").  The complaint in the Siple Action purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and October 27, 2020, inclusive.

The complaints in both the Gonzalez Action and the Siple Action contained similar allegations that the defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about Neovasc's business, operations, and prospects.  Specifically, the complaints' allegations relate to the premarket approval process with the U.S. Food and Drug Administration for Neovasc's Reducer medical device for the treatment of refractory angina.  Both complaints asserted the same two causes of action: (i) a violation of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen and Clark.

On January 26, 2021, the court issued an order consolidating the Gonzalez Action and the Siple Action under a new case style: In re Neovasc Inc. Securities Litigation, Case No. 7:20-cv-09313 (S.D.N.Y.) (the "Consolidated Action").  The order also appointed Pratap Golla as the lead plaintiff ("Lead Plaintiff") and the law firms of Pomerantz LLP and Holzer & Holzer LLC as Co-Lead Counsel for the class in the Consolidated Action.  The order further directed Lead Plaintiff to file a Consolidated Amended Complaint in the Consolidated Action.  On March 19, 2021, Lead Plaintiff filed a Consolidated Amended Complaint.

The Consolidated Amended Complaint named Neovasc, Messrs. Colen and Clark, Bill Little, Neovasc's COO, and Shmuel Banai, Neovasc's Medical Director, as defendants (the "Defendants").  The Consolidated Amended Complaint purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and January 15, 2021, inclusive.  The Consolidated Amended Complaint contained allegations similar to the complaints in the Gonzalez Action and the Siple Action and asserted the same two causes of action: (i) a violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen, Clark, Little, and Banai.

The Defendants' motion to dismiss the Consolidated Amended Complaint was served on June 14, 2021. On February 1, 2022, after the conclusion of oral argument on Defendants' motion to dismiss, the Consolidated Amended Complaint was dismissed in its entirety with prejudice and without leave to amend. On February 22, 2022, the Lead Plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit (the "Court of Appeals"). On May 13, 2022, the Lead Plaintiff filed their initial appellate brief. On August 10, 2022, the Defendants filed their response appellate brief. On August 31, 2022, the Lead Plaintiff filled their reply brief. The Company anticipates that oral arguments will be heard sometime in early 2023.

Aequus Pharmaceuticals Inc.("Aequus")

Failure to file cease trade order (order now revoked)

On May 9, 2022, Aequus was subject to a failure to file cease trade order ("CTO") issued by the British Columbia Securities Commission ("BCSC") relating to a failure to file Aequus' audited annual financial statements, annual management's discussion and analysis and annual information form for the year ended December 31, 2021. (collectively, the "Annual Filings"). As a consequence of the CTO, the BCSC suspended trading of the Aequus' securities. The Annual Filings were filed June 30, 2022, and the BCSC revoked the CTO on July 12, 2022 with trading resuming on July 14, 2022. The delayed filing of the 2021 Annual Disclosure resulted from delays in Aequus' auditor's obtaining information they needed from third parties, which delayed necessary audit procedures beyond annual filing deadlines.

Except as set forth above, to our knowledge, none of our current directors or executive officers has, during the past ten years:

• been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

• had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

• been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

• been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

• been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

• been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth above and in our discussion below in "Security Ownership of Management and Principal Shareholders - Transactions with Related Persons," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Compensation of Directors and Executive Officers

During the Company's fiscal year ended September 30, 2022, the Company paid the following cumulative consulting fees and salaries, as well as stock-based compensation to directors and executive officers and (reported in Canadian dollars unless otherwise noted):

Name	Capacities in which compensation is received	Cash $	Stock-based compensation $	Total $
Mark Godsy	Chief Executive Officer and Director	152,735	110,404	263,139
Dr. Alan Shackelford	Director	212,874	110,404	323,278
Dr. Susan Learned	Head of R&D	691,738	19,388	711,126

Director Compensation

From October 1, 2021 to December 31, 2021, the Company paid Dr. Shackelford a monthly retainer of US$14,167. Effective January 1, 2022, the Company began paying Dr. Shackelford a rate of $200 USD per hour for his services as a director of the Company. In addition, Dr. Shackelford was granted 100,000 stock options on May 26, 2022 with an exercise price of US$1.00 with a term of 10 years. For the year-ended September 30, 2022, the Company paid a total of $212,874 in cash compensation and $110,404 in stock-based compensation, with a total compensation of $323,278 to Dr. Shackelford.

Employment and Consulting Agreements

As at September 30, 2021, we have entered into consulting agreements with the following directors, executive officers and other significant executives. We may enter into additional employment agreements with other key executives in the future.

A stock incentive program for our directors, executive officers, employees and key consultants has been established.

Mr. Godsy has entered into a consulting agreement through his wholly-owned consulting company, 0711626 B.C. Ltd. effective June 19, 2018, for the provision of approximately 2.5 days per week of services as Chief Executive Officer, for a monthly fee of $8,000. On January 1, 2021, Mr. Godsy's consulting agreement was amended to increase his monthly fee to US$10,000 for the provision of approximately 2.5 days per week of services. On May 26, 2022, Mr. Godsy was granted 100,000 stock options with an exercise price of US$1.00 and a term of 10 years.

Dr. Learned has entered into a consulting agreement with the Company to provide services as Head of R&D for an hourly fee of US$550. On May 26, 2022, Dr. Learned was granted 50,000 stock options with an exercise price of US$1.00 and a term of 10 years.

Certain Relationships

There are no familial relationships among any of our directors or officers.

Item 4. Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of our Common Shares, as of September 30, 2022, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers and management as a group. As of September 30, 2022, there were 45,463,767 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

	Shares Beneficially Owned
Name and Position of Beneficial Owner	#	%
Mark Godsy, Chief Executive Officer, Director[1]	7,582,577	16.7%
Dr. Alan Shackelford, Director	7,895,750	17.3%
Directors, Executive Officers and Management as a group (Total)	15,478,327	34%
Dr. Avi Livnat, Principal Shareholder	7,145,000	15.7%
Total Common Shares held by Management and Principal Shareholders (Total)	22,623,327	49.7%

1 0711626 B.C. Ltd, a company controlled by Mark Godsy, owns 7,458,571 shares, with an additional 100,000 shares owned directly by Mark Godsy.

Item 5. Interest of Management and Others in Certain Transactions

Transactions with Related Persons

The Company's related parties consist of the Company's directors, officers and other significant executives, and any companies associated with them. During the year ended September 30, 2022 and 2021, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company incurred consulting fees and share-based compensation totaling $1,645,728 (2021 - $886,274) for two directors for their executive services to the Company, and two significant executives (acting substantially in the role of COO and Head of R&D), and 50% of the consulting fees paid to the CEO.
  Included in General and administrative costs, the Company incurred consulting fees and share-based compensation totaling $678,826 (2021 - $224,150) for the former and current CFO1, and another significant executive (acting substantially in the role of the current CFO)1, and 50% of the consulting fees paid to the CEO.

1 The former Chief Financial Officer resigned as Chief Financial Officer on May 20, 2021; Chris Clark was appointed Chief Financial Officer on May 2, 2022.

In addition, on April 29, 2021 upon the closing of the Regulation-A Offering, the Board of Directors approved the issuance of 24,006 shares at their fair market value of $1.26 (US$1.00) as repayment for the total shareholder loan balance of $30,248.

As at September 30, 2022, $98,476 was owing to directors, officers and other significant executives, or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2021 - $112,856).

Key management includes directors, officers and other significant executives of the Company. During the year ended September 30, 2022 and 2021, no other compensation was paid or payable for key management services.

Review, Approval and Ratification of Related Party Transactions

To date we have not adopted formal written policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors, significant executives and significant shareholders. During the year ended September 30, 2022, we have begun to establish formal policies and procedures so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. Until such a time where the written policies are formally adopted, our directors will continue to approve any related party transactions.

Item 6. Other Information

None.

Item 7. Financial Statements

Shackelford Pharma Inc.

Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Shackelford Pharma Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Shackelford Pharma Inc. (the "Company") as of September 30, 2022 and 2021, and the consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for the years ended September 30, 2022 and 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has incurred losses in developing its business and further losses are anticipated.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in this regard are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2018

Vancouver, Canada

January 30, 2023

18

Shackelford Pharma Inc. Consolidated Statements of Financial Position For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

	Notes	September 30,	September 30,
		2022	2021
		$	$
Assets

Current
Cash		2,068,440	6,118,513
Prepaid expenses		108,572	120,472
Deferred share issuance cost		99,782	-
GST receivable		10,255	54,611
		2,287,049	6,293,596

Non-current
Restricted Cash		25,000	25,000
Intangible asset	6	-	92,632
		25,000	117,632

Total Assets		2,312,049	6,411,228

Liabilities

Current
Accounts payable and accrued liabilities	12	403,288	403,212
Total Liabilities		403,288	403,212

Shareholders' Equity
Share capital	9	11,560,001	11,560,001
Share-based payment reserve	9, 10	2,660,746	(175,349)
Accumulated deficit		(12,311,986)	(5,376,636)
		1,908,761	6,008,016

Total Liabilities and Shareholders' Equity		2,312,049	6,411,228

Nature of operations and going concern - Note 2

APPROVED BY THE BOARD
/s/ Alan Shackelford	Director	/s/ Mark Godsy	Director

The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Consolidated Statements of Loss and Comprehensive Loss For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

	Note	2022	2021
		$	$
Operating expenses
Research and development	12,14	3,082,830	1,809,040
General and administrative	12,14	3,869,178	1,690,930

Loss before other items		(6,952,008)	(3,499,970)

Accretion	7,8	-	(16,107)
Foreign exchange gain/(loss)		109,290	26,849
Interest expense	8	-	(30,906)
Intangible asset impairment	6	(92,632)	-

Net loss and comprehensive loss for the year		(6,935,350)	(3,520,134)

Loss per share
Basic and diluted		(0.15)	(0.09)

Weighted average number of shares outstanding
Basic and diluted		45,463,767	40,805,396

The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Consolidated Statements of Cash Flows For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

	2022	2021
	$	$
Cash provided by/(used in):

Operating activities
Net loss for the year	(6,935,350)	(3,520,134)
Impairment of intangible assets	92,632	-
Accrued interest	-	15,790
Accretion	-	16,107
Amortization	-	6,552
Unrealized gain on foreign exchange	(109,290)	(26,849)
Share-based compensation expense	2,836,095	-
Changes in non-cash working capital items
Prepaid expenses	11,900	(70,725)
GST receivable	44,356	(21,348)
Accounts payable and accrued liabilities	76	(805,835)
Deferred share issuance cost	(99,782)	-

Cash used in operating activities	(4,159,363)	(4,406,442)

Investing activities
Restricted cash	-	(25,000)
Cash used in investing activities	-	(25,000)

Financing activities
Shares issued in Regulation A Offering, net of issuance costs	-	10,848,890
Shares repurchased	-	(384,000)
Cash provided by financing activities	-	10,464,890

Effect of foreign exchange on cash	109,290	-

(Decrease) increase in cash	(4,050,073)	6,033,448

Cash - beginning of year	6,118,513	85,065

Cash - ending of year	2,068,440	6,118,513

Supplemental cash flow information - Note 13

The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Consolidated Statements of Changes in Equity For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

	Notes	Number of common shares	Share capital	Share-based payment reserve	Loan Discount Reserve	Equity portion of convertible Loan	Accumulated Deficit	Total
		#	$	$	$	$	$	$

Balance at September 30, 2020		40,049,997	495,502	-	7,338	45,040	(1,856,502)	(1,308,622)

Shares repurchased	9	(3,840,000)	(192,000)	(192,000)	-	-	-	(384,000)
Shares issued for Regulation A Offering, net of issuance costs	9	8,857,288	10,848,890	-	-	-	-	10,848,890
Shares issued on conversion of loans	8,9	372,476	370,023	16,651	-	(45,040)	-	341,634
Shares issued on conversion of shareholder loan	7,9	24,006	37,586	-	(7,338)	-	-	30,248
Net and comprehensive loss for the year		-	-	-	-	-	(3,520,134)	(3,520,134)

Balance at September 30, 2021		45,463,767	11,560,001	(175,349)	-	-	(5,376,636)	6,008,016

Share-based compensation expense	10	-	-	2,836,095	-	-	-	2,836,095
Net and comprehensive loss for the year		-	-	-	-	-	(6,935,350)	(6,935,350)

Balance at September 30, 2022		45,463,767	11,560,001	2,660,746	-	-	(12,311,986)	1,908,761

The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

1. Nature of business

Shackelford Pharma Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on June 19, 2018. Effective April 1, 2022, the Company relocated its corporate office to 25th Floor-700 W Georgia Street, Vancouver, British Columbia, V7Y 1B3 from its previous corporate office location at Suite 1000-355 Burrard Street, Vancouver, British Columbia, Canada.

The Company's principal activities include developing standardized and scientifically formulated medications using multiple delivery methods.  The Company focuses on market opportunities based on unmet medical challenges utilizing the real-world experience of Dr. Alan Shackelford, a pioneer in endocannabinoid related research.

2. Basis of preparation and going concern

Statement of compliance

These consolidated financial statements have been presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These consolidated financial statements include the financial statements of the Company and its inactive wholly owned subsidiary Shackelford Pharma USA Inc. These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company's Canadian entity. The functional currency of the Company's foreign subsidiary is US dollars.  The currency translation adjustment resulting from the translation of the foreign subsidiary's US dollar functional currency to the Company's Canadian dollar presentation currency is charged to other comprehensive income or loss and included in accumulated other comprehensive income or loss within the shareholders' equity section of the consolidated statement of financial position.

These consolidated financial statements were approved by the board of directors on January 30, 2023.

Going Concern Uncertainty

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for approximately the next twelve months. As at September 30, 2022, the Company had an accumulated deficit of $12,311,986 (September 30, 2021 - $5,376,636), and it expects to incur further losses in the development of the business.

These factors indicate the existence of material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, and general and administrative expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing in the past, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These consolidated financial statements do not reflect adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

3. Accounting policies

These consolidated financial statements have been prepared using the following accounting policies:

A. Cash and Restricted Cash

Cash includes cash held in financial institutions.

Restricted cash consists of the deposit held as security for the Company's corporate credit card. The deposit is invested in a guaranteed investment certificate ("GIC") which is only redeemable upon the cancellation of the corporate credit card and any indebtedness balance settled in full.

B. Financial Instruments

i. Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the Company's financial instrument classification:

Financial asset/liability	Classification
Cash	FVTPL
Restricted cash	FVTPL
Accounts payable	Amortized cost

ii. Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company's own credit risk will be recognized in other comprehensive loss.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

3. Accounting policies (continued)

B. Financial Instruments (continued)

iii. Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk of the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

iv. Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

C. Share Capital

The Company's common shares, and any future offerings of share warrants and options are classified as equity instruments. Incremental costs directly related to the issue of new shares or options are shown in equity as a deduction from the proceeds. For equity offerings of units consisting of a common share and warrant, when both instruments are classified as equity, warrants are assigned the residual value, if any, and recorded in contributed surplus.

Warrants that are issued as payment for finders' fees are accounted for as share-based payments and are measured at the fair value of the services received.

D. Income Taxes

Income taxes comprises both current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the income tax is also recognized in other comprehensive income or directly in equity.

Current income taxes are the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to taxes payable in respect of previous years.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

3. Accounting policies (continued)

D. Income Taxes (continued)

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority. No potential income tax assets of the Company have been recognized.

E. Loss per share

Basic loss per share is calculated by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. The Company uses the treasury stock method of calculating fully diluted loss per share amounts, whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the year. Basic and diluted loss per share are the same for the years presented.

F. Leases

The following is the Company's accounting policy for leases under IFRS 16:

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company's incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The Company does not have any leases as at September 30, 2022 and 2021.

G. Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Costs incurred for licenses are capitalized and amortized from the date of capitalization on a straight-line basis over the shorter of their respective remaining estimated lives or 10 - 20 years.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

3. Accounting policies (continued)

H. Impairment of long-lived assets

Intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.  For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs).  The recoverable amount is the higher of an asset's fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU).  An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

I. Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies with the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:

i. Going concern

In preparing these consolidated financial statements on a going concern basis, as is disclosed in Note 2 of these consolidated financial statements, management's critical judgment is that there is a material uncertainty that may cast doubt on the Company's ability to meet its obligations and continue its operations for the next twelve months.

J. Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company's consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities are as follows:

i. Deferred income taxes

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates at the reporting date in effect for the period in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. The recognition of deferred income tax assets is based on the assumption that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

K. Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company's consolidated financial statements.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

4. Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern. In the management of capital, the Company includes its components of shareholders' equity.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company's planned requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, or acquiring or disposing of assets.

The Company does not have a source of revenue. As such, the Company is dependent on external financing to fund its activities. In order to pay for research and development and general and administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management policies on an ongoing basis.  The Company is not subject to any externally imposed capital requirements. There were no changes to the Company's approach to capital management during the years ended September 30, 2022 and 2021.

5. Financial risk management

a) Fair value

The Company measures certain financial instruments at fair value. The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cash and restricted cash are measured using level 1 inputs.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2022 and 2021. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at September 30, 2021:	Note	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		6,118,513	-	-	6,118,513
Restricted Cash		25,000	-	-	25,000

As at September 30, 2022:	Note	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		2,068,440	-	-	2,068,440
Restricted Cash		25,000	-	-	25,000

The carrying amounts of GST receivable and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

5. Financial risk management (continued)

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary

(b) Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its contractual obligations. The Company manages credit risk associated with its cash by maintaining its cash balance in a highly rated Canadian financial institution. The Company has not experienced any losses associated with credit risk.

(c) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk on its cash or accounts payable.

d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash or through issuance of equity. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at September 30, 2022, the Company's liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year. The Company has a working capital surplus of $1,883,761 as at September 30, 2022 (September 30, 2021: $5,890,384).

e) Foreign exchange Risk

Foreign exchange risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk from consulting costs as well as the purchase of goods and services primarily in the United States and Israel, denominated in US dollars, and cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company's results. Assuming all other variables remain constant, a 10% change in the Canadian dollar against the US dollar would result in an increase or decrease in the consolidated statements of loss and comprehensive loss for the year ended September 30, 2022 of $136,507 (September 30, 2021: $424,986).

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

6. Intangible assets

Cost	Total
$
Balance, September 30, 2020 and 2021	99,184
Impairment of intangible asset	(99,184)
Balance, September 30, 2022	-

Accumulated Amortization	Total
$
Balance, September 30, 2020	-
Amortization for the year	(6,552)
Balance, September 30, 2021	(6,552)
Impairment of intangible asset	6,552
Balance, September 30, 2022	-

Net book value	Total
$
Balance, September 30, 2021	92,632
Balance, September 30, 2022	-

Ramot License Agreement

On January 21, 2020, the Company entered into an option agreement (the "Option Agreement") to receive an exclusive, worldwide license (the "License") from Ramot Tel Aviv University Ltd. ("Ramot") related to the prevention and reversal of age-related cognitive decline by ultra-low doses of tetrahydrocannabinol.  Pursuant to the Option Agreement, the Company had a period of three months, in consideration for which the Company paid Ramot US$5,000 per month for a three month period, to arrive at terms and conditions satisfactory to each party for the grant of the License (the "License Agreement").  On August 9, 2020, the Company signed a license agreement with Ramot (the "Ramot License Agreement"). As at the date the License Agreement was signed, $21,345 (US$15,000) had been paid toward the option payments. The remaining unpaid balance of the one time license fee of US$30,000, which was reduced by the option payments of US$15,000 noted above, was paid on the date of signing the Ramot License Agreement and totalled $19,598 (US$15,000). The Company also accrued reimbursable patent costs of $58,241 which are payable to Ramot pursuant to the Ramot Licence Agreement.

On March 26, 2022, the Company provided a notice of termination to Ramot to terminate the Ramot License Agreement, and on the same date, Ramot responded with a letter confirming the termination of the Ramot License Agreement. As a result, the Company recorded a non-cash impairment of $92,632 on the intangible asset during the year ended September 30, 2022, resulting in a net book value of $nil as at September 30, 2022.

7. Shareholder loan payable

On January 27, 2020, the Company received a loan of $22,248 from a shareholder and on June 17, 2020 the Company received an additional loan of $8,000 from a shareholder. The loans are non-interest bearing, unsecured, and are due on December 31, 2020. The loans were initially recorded at their respective fair values of $19,147 and $7,350 using a market discount rate of 17% with the residual discounts of $3,101 and $650 recognized in debt discount reserve. During the year ended September 30, 2021, accretion expense of $1,415 was accrued on the loans.

On April 29, 2021 upon the closing of the Regulation-A Offering, the Board of Directors approved the issuance of 24,006 shares at their fair market value of $1.26 (US$1.00) as repayment for the total shareholder loan balance of $30,248 (Note 9).

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

8. Convertible loans

The Company issued $125,000 in convertible loans in March 2020, $48,150 in convertible loans in April 2020, and $169,457 in convertible loans in July 2020.

The convertible loans bear interest at 8% per annum and are due and payable two years from the date issued.  The notes shall be automatically converted into units of the Company ("Units") at such time that the Company completes a subsequent equity offering involving an issuance of common shares for consideration in excess of $1,000,000 (the "Subsequent Financing"). Each Unit shall consist of one common share of the Company and one warrant ("Warrant"). Each Warrant will entitle the holder to purchase an additional common share at a price that is at a 20% premium to the Subsequent Financing price (the "Warrant Exercise Price") for a period of 24 months from the issuance of the Warrants, which shall be the closing date of the Subsequent Financing. In the event that the Company completes a going public transaction and the common shares trade at a 75% premium to the Warrant Exercise Price for a period of 30 trading days, then the warrants will be automatically converted into common shares.

The liability component of these loans was calculated at the date of issuance, as the present value of the principal and interest, at a rate approximating the interest rate that would have been applicable to non-convertible debt at the date the loans were issued of 17% per annum. The liability component of $290,567 was recorded at amortized cost and is accreted to the principal amount over the term of the convertible loan by charges to accretion expense.

On April 29, 2021, the Company completed the Regulation-A Offering and raised approximately $10.8 million (US$8.9 million) in gross proceeds (see note 9d and 9e). As a result, the convertible loans were converted into 366,204 Units of the Company, representing 366,204 common shares issued for $1.01 (US$0.80) and 366,204 Warrants having an exercise price of $1.51 (US$1.20) which are exercisable any time until their expiration date of April 29, 2023.

In addition, the Company issued 6,272 common shares with a fair value of $7,903 and 13,215 warrants as finders fees with a fair value of $16,651 and an exercise price of C$1.51 (US$1.20), of which 7,660 are exercisable until their expiration date of April 29, 2023, and 5,555 warrants are exercisable until their expiration date of April 29, 2024 (Note 9).

During the year ended September 30, 2021, accretion expense of $14,692 was accrued on the loans, and interest of $15,790 was charged.

9. Share capital

a) Authorized

Unlimited common shares without par value.

b) Shares issued

Common shares: 45,463,767 (September 30, 2021: 45,463,767)

During the year ended September 30, 2022, the Company did not issue any shares.

During the year ended September 30, 2021, the Company issued a total of 9,253,770 common shares as follows:

  8,857,288 common shares upon the closing of the Regulation-A Offering (see Note 9d);
  366,204 common shares upon the conversion of the convertible loans along with 6,272 common shares issued in finder's fee (see Note 8); and
  24,006 shares for the conversion of the shareholder loan (see Note 7).

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

9. Share Capital (continued)

c) Repurchase of Shares

On January 17, 2020, the Company entered into agreements with certain shareholders of the Company (the "Shareholders") to repurchase a total of 3,840,000, common shares previously issued to the Shareholders by the Company in a series of private placements at a price of $0.05 per common share (the "Shares"). Upon repurchase, the Shares were cancelled. The repurchases were completed between December 1, 2020 and December 21, 2020 at a price of $0.10 per common share.

d) Regulation-A Offering

On August 20, 2020, the Company initiated a financing for gross proceeds of US$10,000,000 through the issuance of 10,000,000 common shares at US$1.00 per share, utilizing a Regulation-A Offering Memorandum under the US Securities Act of 1933.  On April 29, 2021, the Company closed the Regulation-A offering and issued 8,857,288 common shares at US$1.00 for gross proceeds of approximately $11.0 million (US$8.9 million). In addition, the Company recorded total share issuance costs of $178,752.

e) Warrants

Warrant continuity:

	Number of warrants	Weighted average exercise price
	#	$
Outstanding as at September 30, 2021	379,419	1.51
Warrants issued	-	-
Warrants exercised	-	-
Outstanding as at September 30, 2021	379,419	1.51

No warrants were exercised during the year ended September 30, 2022 (2021: nil). As at September 30, 2022, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of warrants #	Exercise price $	Expiry Date
373,864	1.51	April 29, 2023
5,555	1.51	April 29, 2024
379,419

f) Reserves

The share-based payment reserve records items recognized as share-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. As at September 30, 2022, the reserve balance of $2,660,746 relates to stock-based compensation expense related to the grant of stock options during the year-ended September 30, 2022, net of a reserve deficit opening balance of $175,349 relating to the repurchased shares of $192,000 (see Note 9c), net of $16,651 of warrants issued to finder's related to the convertible loans (see Note 8).

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

10. Stock options

On March 29, 2022, the Company's Board of Directors approved the Shackelford Pharma Amended and Restated Equity Incentive Plan ("the Plan"), which allows for the grant of certain incentive equity awards to employees, officers, directors and consultants of the Company who will contribute to the Company's long-term success by providing them incentives that align their interests with those of the shareholders of the Company.

The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan has been fixed at 9,092,753 Common Shares, representing 20% of the Company's issued and outstanding Common Shares, on a non-diluted basis.

On May 26, 2022, the Board of Directors approved the inaugural grant of 3,150,000 stock options to employees and non-employees. The options have an exercise price of US$1.00, are exercisable for a period not to exceed ten years, and vesting for the options range from being 0% to 6% immediately vested with the remainder vesting over a range of 20 to 36 months.

On September 30, 2022, the Board of Directors approved an additional 113,000 stock options to non-employees. The options have an exercise price of US$1.50, are exercisable for a period not to exceed ten years, and vesting for the options range from being 0% to 50% immediately vested with the remainder vesting period over 36 months.

The stock option continuity schedule for the year ended September 30, 2022 is as follows:

	Options #	Weighted Average Exercise price US$
Outstanding as at September 31, 2021	-	-
Granted	3,263,000	1.02
Outstanding as at September 31, 2022	3,263,000	1.02

The following table is a summary of the Company's stock options as at September 30, 2022:

	Options Outstanding			Options Exercisable
Exercise Price	Outstanding	Weighted average remaining contractual life (years)	Weighted Average Exercise price	Exercisable	Weighted Average Exercise price
US$	#	#	US$	#	US$
1.00 - 1.50	3,263,000	9.7	1.02	1,791,222	1.00
	3,263,000	9.7	1.02	1,791,222	1.00

Measurement of fair values

The fair value of stock options granted during the year ended September 30, 2022, was estimated using a Black-Scholes Option Pricing Model with the following inputs:

September 30, 2022
Grant date share price (US$)	$1.00 - $1.50
Expected dividend yield	-
Risk free interest rate	2.80% - 3.16%
Expected life	10 years
Expected volatility	129% - 133%

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

10. Stock options (continued)

The expected volatility was estimated using the volatility of publicly traded companies that the Company considered to be comparable. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on government bonds with a term equal to the expected life of the options.

The Company recognized $2,836,095 of share-based compensation expenses during the year ended September 30, 2022 (2021: $nil) related to stock options. There were no stock options outstanding as at September 30, 2021.

11. Income taxes

A reconciliation between the Company's income tax provision computed at statutory rates to the reported income tax provision is as follows:

	September 30	September 30
	2022	2021
	$	$
Loss for the year before income tax recovery	(6,935,350)	(3,520,134)
Average statutory rate	27%	27%

Income tax recovery based on statutory rates	(1,872,545)	(950,436)
Non-deductible items and other	783,394	(51,628)
Change in non-recognized deferred tax assets	1,089,151	1,002,064
Income tax recovery	-	-

Deferred income tax assets are only recognized to the extent that the realization of tax benefits is determined to be probable. As at September 30, 2022, the Company has not recognized the benefit of the following deductible temporary differences:

	September 30	September 30
	2022	2021
	$	$
Deferred tax asset
Losses carried forward	2,480,362	1,429,812
Share issuance costs	37,515	51,830
Deferred legal costs	6,187	6,187
Licenses and patents	60,301	7,385
Unrecognized deferred tax assets	(2,584,365)	(1,495,214)
Total deferred tax assets	-	-

As at September 30, 2022, the Company has estimated non-capital losses for Canadian income tax purposes of $9,186,500 that may be carried forward to reduce taxable income derived in future years. The Canadian non-capital losses expire between 2038-2042. The Company has share issuance costs of $138,944 that may be deducted over a five year period and tax pools relating to deferred legal costs, licenses and patents of $246,200 which may be carried forward indefinitely.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

12. Related party transactions

The Company's related parties consist of key management, which includes the Company's directors, officers and other significant executives, and any companies associated with them. During the year ended September 30, 2022 and 2021, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company incurred consulting fees and share-based compensation totaling $1,645,728 (2021: $886,274) for two directors for their executive services to the Company, and two significant executives (acting substantially in the role of COO and Head of Research & Development), and 50% of the consulting fees paid to the CEO.
  Included in General and administrative costs, the Company incurred consulting fees and share-based compensation totaling $678,826 (2021: $224,150) for the former and current CFO1, and another significant executive (acting substantially in the role of the current CFO)1, and 50% of the consulting fees paid to the CEO.

1 The former Chief Financial Officer resigned as Chief Financial Officer on May 20, 2021; Chris Clark was appointed Chief Financial Officer on May 2, 2022.

In addition, on April 29, 2021 upon the closing of the Regulation-A Offering, the Board of Directors approved the issuance of 24,006 shares at their fair market value of $1.26 (US$1.00) as repayment for the total shareholder loan balance of $30,248 (see Note 7).

As at September 30, 2022, $98,476 was owing to directors, officers and other significant executives, or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2021: $112,856).

During the year ended September 30, 2022 and 2021, no other compensation was paid or payable for key management services.

13. Supplemental cash flow information

Investing and financing activities that do not have a direct impact on the current cash flows are excluded from the consolidated cash flow statements. During the year ended September 30, 2021, the Company issued 6,272 common shares with a fair value of $7,903 along with 13,215 warrants with a fair value of $16,651 as finders fees (see note 8), and 24,006 common shares were issued with a fair value of $30,248 to settle shareholder loans (notes 7, 9, and 12). There were no non-cash transactions for the year ended September 30, 2022.

The Company paid or accrued $nil for income taxes during the year ended September 30, 2022 (2021 - $nil).

14. Components of expenses

	2022	2021
	$	$
Research and development expenses
Consulting fees	2,052,503	1,109,974
Materials/lab supplies	51,841	161,931
Amortization	-	6,552
Patent and IP	76,065	96,718
Preclinical	143,914	418,320
Regulatory	84,911	15,545
Clinical	19,269	-
Chemistry, Manufacturing and Controls (CMC)	8,806	-
Share-based compensation	645,521	-
	3,082,830	1,809,040

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022 and 2021 (Expressed in Canadian dollars)

14. Components of expenses (continued)

	2022	2021
	$	$
General and administrative expenses
Salaries, benefits, and consulting fees	578,892	527,531
Office, rent, insurance, and admin	212,758	72,137
Investor relations	373,638	264,605
Business development and marketing	319,341	608,694
Legal and professional fees	193,975	217,963
Share-based compensation	2,190,574	-
	3,869,178	1,690,930

Item 8.  Exhibits

Index to Exhibits

Exhibit No.	Description

2.1!	Notice of Articles of Shackelford Pharma Inc.

2.2!	Articles of Shackelford Pharma Inc.

3.1!	Shareholder Rights Agreement

3.2!	Right of First Refusal and Co-Sale Agreement

3.3!	Voting Agreement

4.2!	Form of Share Certificate

6.1!	Form of Shareholders Agreement

6.2!	Share Repurchase Agreement

11.1	Consent of Dale Matheson Carr-Hilton Labonte LLP

! Previously filed on Form 1-A on August 18, 2020 (SEC File No. 024-11206) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A+, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on January 30, 2023.

Shackelford Pharma Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

This Annual Report on Form 1-K has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Mark Godsy	January 30, 2023
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Christopher Clark	January 30, 2023
Name: Christopher Clark
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)